                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 EDENTIFY, INC.
                 (formerly known as Budgethotels Network, Inc.)
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                  279657 10 0
                                 (CUSIP Number)


                               TERRENCE DEFRANCO
                         74 W. Broad Street, Suite 350
                              Bethlehem, PA 18018
                                 (610) 814-6830
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 JULY 13, 2005
            (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

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                                  SCHEDULE 13D

---------------------- -------------------------------------------- -----------
CUSIP NO. 279657 10 0                                               Page 2 of 4
---------------------- ------------------------------------------- ------------
-------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        TERRENCE DEFRANCO
        ###-##-####
------ ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [ ]
------ ------------------------------------------------------------------------
  3     SEC USE ONLY
------ ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        00
------ ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION      Pennsylvania
-------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER                   8,262,754
   SHARES         -----------  ------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER                    [0]
  OWNED BY       -----------  -------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER              8,262,754
  REPORTING      -----------  -------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER               [0]
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,262,754
------ ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
------ ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) APPROXIMATELY 33.7%
------ ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
------ ------------------------------------------------------------------------

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                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

     This statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Edentify, Inc. (f/k/a Budgethotels Network, Inc.), a Nevada corporation (the "Issuer").

     The principal executive offices of the Issuer are located at 74 West Broad Street, Suite 350, Bethlehem, Pennsylvania 18018.

ITEM 2. IDENTITY AND BACKGROUND:

     This statement is being filed by Terrence DeFranco, an individual who is the Chief Executive Officer and a director of the Company (the "Reporting Person"). The business address of the Reporting Person is 74 W. Broad Street, Suite 350, Bethlehem, Pennsylvania 18018.

     The Reporting Person has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Pursuant to the terms of a Share Exchange Agreement, dated as of March 29, 2005, between the Issuer (then known as Budgethotels Network, Inc.) and the Reporting Person and Edentify, Inc., a Delaware corporation (the "Share Exchange Agreement"), the Issuer was required to issue to the Reporting Person and his nominees, as of April 29, 2005, approximately 21,610,255 shares of Common Stock on a post 1-for-10 reverse split basis. More specifically, Reporting Person received 19,000,000 shares prior to the 1-for-10 reverse split by the Issuer (or 1,900,000 on a post split basis) and 6,362,754 were issued post split, for a total of 8,262,754 shares to the Reporting Person and approximately 13,347,501 shares were issued to his nominees.

ITEM 4. PURPOSE OF TRANSACTION:

     The Reporting Person has acquired the Common Stock with an intent to exercise any control over the Issuer. The Reporting Person is also the Chief Executive Officer of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

     The Reporting Person has sole voting power over 8,262,754 shares and sole dispositive power over 8,262,754 shares as of July 13, 2005. As such, the Reporting Person beneficially owned, as of such date, approximately 33.7% of the outstanding Common Stock.
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     The Reporting Person has not effected any transactions in the Common Stock other than as reported herein during the past 60 days.

     No person other than the Reporting Person has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by the Reporting Person.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:


Exhibit 1 Reporting Person hereby incorporates by reference Exhibit 10.1 to Issuer's Report on form 8-K filed on May 5, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2005


                                               By: /s/ Terrence DeFranco
                                                   --------------------------
                                                   Terrence DeFranco